DEBENHAMS
1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

File No: 82-34989

13 September 2007

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

SUPPL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and documents filed with the Registrar of Companies during the period 21 July to 29 August 2007. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

Sarah Carne
Assistant Company Secretary

Jlw 9/26

Word/sarah/dbpc/sec/l-usa

RNS ANNOUNCEMENTS

REG-Baugur Group Statement re. Press Comment

Released: 20/07/2007

RNS Number:5864A
Baugur Group
20 July 2007

Baugur Group hf.

20 July 2007

For immediate release

20 July, 2007

Not for release, publication or distribution, in whole or in part, in into or from any jurisdiction where it would be illegal to do so

Baugur Group hf. (Baugur)

No intention to make an offer for Debenhams Plc (Debenhams)

Following recent press comment, Baugur confirms that it has no current intention to make an offer for Debenhams or to acquire a shareholding in Debenhams which would trigger an obligation to make an offer for the shares in Debenhams.*

*Under Rule 2.8 of the City Code on Takeovers and Mergers, this announcement will prevent Baugur for a period of six months from today from, inter alia, announcing an offer or possible offer for Debenhams unless there is a material change of circumstances or there has occurred an event which has been specified in this announcement as an event which would enable the statement in the asterisked paragraph above to be set aside. Baugur accordingly reserves its rights under Rule 2.8 of the Code to announce an offer or possible offer for Debenhams and/or to take any other action otherwise precluded under Rule 2.8 of the Code within six months of the date of this announcement in the event that:

(i) the board of directors of Debenhams agrees to the making of such an announcement or the taking of such action; or

(ii) a third party announces an offer or a possible offer for Debenhams; or

(iii) Debenhams or a third party announces a whitewash proposal (as described in

Note 1 of the Notes on Dispensations from Rule 9 in the Code) or a reverse takeover (as described in Note 2 to Rule 3.2 of the Code) in respect of Debenhams; or

(iv) Debenhams undertakes or announces an intention to undertake any acquisition, disposal, merger, joint venture or scheme of arrangement involving a material amount (where material is defined in Note 2 to Rule 21.1 of the Code).

END
SPCEAXXEAAEXEEE

RNS ANNOUNCEMENTS

REG-Debenhams plc Director/PDMR Shareholding

Released: 01/08/2007

RNS Number:3032B
Debenhams plc
01 August 2007

NOTIFICATION OF INTERESTS OF PDMRs AND CONNECTED PERSONS

1. Name of company

Debenhams plc

2. Name of PDMR

John Lovering

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

John Lovering

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Lovering 6,252,780 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

The purchase of shares by John Lovering, the Chairman of Debenhams plc.

7. Number of shares / amount of stock acquired

150,000 shares.

8. Percentage of issued class

0.02%

9. Number of shares/amount of stock disposed

None

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares

12. Price per share

118.75p

13. Date of transaction

27th July 2007

14. Date company informed

1st August 2007

15. Total holding following this notification

6,402,780 shares

16. Total percentage holding of issued class following this notification

0.75%

If a PDMR has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Guy Johnson 020 7408 3529

25. Name and signature of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of Notification

1.8.07

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSEAEPFEALXEFE

RNS ANNOUNCEMENTS

REG-Debenhams plc Director/PDMR Shareholding

Released: 01/08/2007

RNS Number:3053B
Debenhams plc
01 August 2007

NOTIFICATION OF INTERESTS OF PDMRs AND CONNECTED PERSONS

1. Name of company

Debenhams plc

2. Name of PDMR

Rob Templeman

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Rob Templeman and Jenny Templeman (spouse)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Teawood Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Rob Templeman and Jenny Templeman (spouse)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of Ordinary Shares

7. Number of shares / amount of stock acquired

Rob Templeman - acquisition of 50,000 shares and Jenny Templeman - acquisition of 50,000 shares

8. Percentage of issued class

Rob Templeman - 0.006% ; Jenny Templeman - 0.006%

9. Number of shares/amount of stock disposed

None

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares

12. Price per share

118p

13. Date of transaction

27th July 2007

14. Date company informed

1st August 2007

15. Total holding following this notification

Rob Templeman - 12,891,638 shares; Jenny Templeman - 50,000 shares

16. Total percentage holding of issued class following this notification

Rob Templeman - 1.50%; Jenny Templeman - 0.006%

If a PDMR has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Guy Johnson 020 7408 3529

25. Name and signature of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of Notification

1.8.07

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSEAEPFEDSXEFE

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 01/08/2007

RNS Number:3186B
Debenhams plc
01 August 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification
An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:
Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3):
Credit Suisse Securities (Europe) Limited
Credit Suisse International

5. Date of the transaction (and date on which the threshold is crossed or reached if different):
27/7/07

6. Date on which issuer notified:
31/7/07

7. Threshold(s) that is/are crossed or reached
3%

8. Notified details:

Class/type of shares
ISIN: ORD-GB00B126KH97
A: Voting rights attached to shares
Resulting situation after the triggering transaction: Number of shares 26,813,661, number of voting rights 26,813,661 (direct), % of voting rights 3.1% (direct).

B: Financial Instruments
N/A

Total A +B
Number of voting rights 26,813,661, % of voting rights 3.1%.

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Credit Suisse Securities (Europe) Limited, Credit Suisse International and Credit Suisse Investment Banking are part of the Investment Banking Division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rghts proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:
020 7408 3529

Date of Notification : 1.8.07

END
HOLILFSLTFILIID

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 02/08/2007

RNS Number:4214B
Debenhams plc
02 August 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Debenhams plc
2. Reason for the notification
An acquisition or disposal of voting rights No
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached Yes
An event changing the breakdown of voting rights No
Other (please specify) N/A
3. Full name of person(s) subject to the notification obligation:
Unity Investments ehf., Unity One ehf., and Baugur Group hf.
4. Full name of shareholder(s) (if different from 3):
JP Morgan Securities Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
30th July 2007 (10% threshold crossed), 31st July and 1st August
6. Date on which issuer notified:
1st August 2007
7. Threshold(s) that is/are crossed or reached
10% threshold crossed on 30/07/2007
8. Notified details:
A: Voting rights attached to shares
Class/type of shares If possible using ISIN code N/A
Situation previous to the triggering transaction
Number of shares - N/A
Number of voting rights - N/A
Resulting situation after the triggering transaction
Number of shares - N/A
Number of voting rights - Direct N/A
Number of voting rights - Indirect N/A
Percentage of voting rights - Direct N/A
Percentage of voting rights - Indirect N/A
B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument - Total return swap with an option for physical settlement
Expiration date - 27/2/2008
Exercise/conversion period/date - Anytime
No. of voting rights that may be acquired (if the instrument exercised/ converted) - 58,452,121
Percentage of voting rights - 6.805%
Type of financial instrument - Total return swap with an option for physical

settlement
Expiration date - 27/2/2008
Exercise/conversion period/date - Anytime
No. of voting rights that may be acquired (if the instrument exercised/ converted) - 32,637,614
Percentage of voting rights - 3.800%
Total A +B
Number of voting rights - 91,089,735
Percentage of voting rights - 10.605%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.
Through Unity One ehf. (which is controlled by Unity Investments ehf.) (6.805%) and Baugur Group hf. (3.800%).
Proxy Voting:
10. Name of the proxy holder:
N/A
11. Number of voting rghts proxy holder will cease to hold:
N/A
12. Date on which proxy holder will cease to hold voting rights:
N/A
13. Additional Information:

14. Contact Name:
Guy Johnson
Company Secretary
15. Contact telephone number:
020 7408 3529
Date of Notification : 2.8.07

END
HOLILFLFTVIFIID

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 21/08/2007

RNS Number:5501C
Debenhams plc
21 August 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights No

An acquisition or disposal of financial instruments which may result in the

acquisition of shares already issued to which voting rights are attached Yes

An event changing the breakdown of voting rights No

Other (please specify) N/A

3. Full name of person(s) subject to the notification obligation:

Unity Investments ehf., Unity One ehf., and Baugur Group hf.

4. Full name of shareholder(s) (if different from 3):

JP Morgan Securities Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

16th August 2007 (11% threshold crossed) and 17th August

6. Date on which issuer notified:

20th August 2007

7. Threshold(s) that is/are crossed or reached

11% threshold crossed on 16/08/2007

8. Notified details:

A: Voting rights attached to shares

Class/type of shares If possible using ISIN code N/A

Situation previous to the triggering transaction

Number of shares - N/A

Number of voting rights - N/A

Resulting situation after the triggering transaction

Number of shares - N/A

Number of voting rights - Direct N/A

Number of voting rights - Indirect N/A

Percentage of voting rights - Direct N/A

Percentage of voting rights - Indirect N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument - Total return swap with an option for physical settlement

Expiration date - 27/2/2008

Exercise/conversion period/date - Anytime

No. of voting rights that may be acquired (if the instrument exercised/ converted) - 58,452,121

Percentage of voting rights - 6.805%

Type of financial instrument - Total return swap with an option for physical settlement

Expiration date - 27/2/2008

Exercise/conversion period/date - Anytime

No. of voting rights that may be acquired (if the instrument exercised/ converted) - 36,742,841

Percentage of voting rights - 4.278%

Total A +B

Number of voting rights - 95,194,962

Percentage of voting rights - 11.082%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Through Unity One ehf. (which is controlled by Unity Investments ehf.) (6.805%) and Baugur Group hf. (4.278%).

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rghts proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

Date of Notification : 21.8.07

END
HOLILFILTSILFID

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 29/08/2007

RNS Number:9595C
Debenhams plc
29 August 2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Bestinver Gestion S.A.

4. Full name of shareholder(s) (if different from 3):

Bestiver Internacional, F.I. 21,303,963

Bestinfond F.I. 18,147,836

Soixa SICAV 3,728,690

Bestinver Mixto Internacional FI 1,577,005

Texrenta Inversiones SICAV 696,139

Bestiver Renta, F.I. 330,866

Corfin Inversiones S.I.C.A.V. 316,836

Rodaon Inversiones, SICAV 289,495

Tibest Cinco, SICAV, SA 229,777

Invers. En Bolsa Siglo XXI, SICAV 215,791

Aton Inversiones SICAV, SA 159,856

Tigris Inversiones, SICAV, SA 148, 747

Mercadal de Valores SICAV, SA 140,604

H202 Inversiones SICAV 128,404

Divalsa de Inversiones SICAV, SA 123, 482

Entrecar Inversiones SICAV, SA 112,452

Pasgom Inversiones, SICAV 111,503

Eurodolar Inversion, SICAV 111,106

Acciones, Cup.Y Obli.Segovianas, SICAV 90,901

Zamarron SICAV 90,808

Cartera Millennium SICAV 82, 454

Draco Inversiones, SICAV 72,376

Campo de Oro, SICAV 69,765

Linker Inversiones, SICAV, SA 66,929

Heldalin Inversiones SICAV 48,912

Opec Inversiones, SICAV 46, 368

Tawarzar 2-S2 SICAV 40,411

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

3rd August 2007

6. Date on which issuer notified:

24th August 2007

7. Threshold(s) that is/are crossed or reached

5%

8. Notified details:

A: Voting rights attached to shares

Resulting situation after the triggering transaction: Number of shares: 48,513,840. % of share capital 5.65%

B: Financial Instruments

N/A

Total A +B

Number of shares: 48,513,840. % of share capital 5.65%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rghts proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional Information:

14. Contact Name:

Guy Johnson
Company Secretary

15. Contact telephone number:

020 7408 3529

END
HOLILFFRTFIAFID

PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
13 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
17 April 2007	Stock Exchange Announcement – Interim Results	20 April 2007
17 April 2007	Stock Exchange Announcement – Resignation of Director	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
20 April 2007	Director Resignation filed with Registrar of Companies	1 June 2007

1 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
8 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
9 May 2007	Stock Exchange Announcements – Directors Notifications of Interest (M. Sharp)	1 June 2007
24 May 2007	Annual return – form 363a	1 June 2007
29 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
30 May 2007	Stock Exchange Announcement – Debenhams Store Visits	1 June 2007
30 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
4 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
6 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
7 June 2007	Stock Exchange Announcement – PDMR Shareholding	20 July 2007
12 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Dublin Store	20 July 2007
12 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
20 July 2007	Stock Exchange Announcement – Bauger Press Comment	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding`	13 September 2007
1 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
2 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
21 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007

29 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007

END